

14005025



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/19/13

January 23, 2014

Act: 1934
Section:
Rule: 14a-8(i)(5)
Public
Availability: 1-23-14

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Johnson & Johnson
Incoming letter dated December 19, 2013

Dear Ms. Ising:

This is in response to your letters dated December 19, 2013 and January 21, 2014 concerning the shareholder proposal submitted to Johnson & Johnson by Patricia R. Sax. We also have received letters from the proponent dated December 30, 2013 and January 17, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Patricia R. Sax
patnkay2@att.net

January 23, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 19, 2013

The proposal requests that Johnson & Johnson cease funding efforts that directly or indirectly oppose any state's legislation to make pseudoephedrine a prescription drug, and to change its formulation so that the drug is as effective as the consumer expects and is also meth resistant.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(7), as relating to Johnson & Johnson's ordinary business operations. In our view, the proposal focuses primarily on Johnson & Johnson's specific lobbying activities that relate to the operation of Johnson & Johnson's business and not on Johnson & Johnson's general political activities. Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

January 21, 2014

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Johnson & Johnson*
Supplemental Letter Regarding Shareholder Proposal of Patricia R. Sax
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter relates to the no-action request (the "No-Action Request") submitted to the staff of the Division of Corporation Finance (the "Staff") on December 19, 2013 on behalf of our client, Johnson & Johnson (the "Company"), in response to the shareholder proposal (the "Proposal") and statements in support thereof received from Patricia R. Sax (the "Proponent"). The Proposal requests that the Company "cease funding efforts that directly or indirectly oppose any state's legislation to make pseudoephedrine a prescription drug, and to change its formulation so that the drug is as effective as the consumer expects and is also meth resistant." In the No-Action Request, we argued that the Proposal could be excluded from the Company's proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

After the submission of the No-Action Request, the Proponent submitted a response to the No-Action Request (the "Response") on December 30, 2013. In the Response, the Proponent states that the Proposal should not be excluded pursuant to Rule 14a-8(i)(7) because it raises significant policy issues. Specifically, the Proponent asserts that

> [t]he abuse of PSE, a component of methamphetamine manufacture, is enabled and abetted by the over-the-counter availability of J&J products containing this chemical. There is no question that such abuse, and the resulting social burdens of meth addiction, is a significant social policy issue that has engendered "widespread public debate."

On January 17, 2014, the Proponent submitted a second response to the No-Action Request, which contained additional information about pseudoephedrine.

Even if abuse of pseudoephedrine were a significant policy issue, the Proposal would remain excludable because it relates to the Company's *lobbying activities and expenditures* concerning pseudoephedrine, which is the active ingredient in the Company's family of SUDAFED® cold, flu and allergy products. The Staff consistently has concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals regarding a company's lobbying activities and expenditures relating to its products, even when the subject matter of such lobbying has been a significant policy issue. For example, in *Duke Energy Corp.* (avail. Feb. 24, 2012), a proposal requested that the board of directors "prepare a report disclosing the [c]ompany's global warming-related lobbying activities." In its no-action request, the company, a gas and electricity provider, noted that it lobbies on global warming-related initiatives because they relate to the means by which the company generates power for its customers. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), stating that "the proposal and supporting statement, when read together, focus primarily on Duke Energy's specific lobbying activities that relate to the operation of Duke Energy's business." The Staff reached this decision in *Duke Energy* even though it had previously recognized that global warming is a significant policy issue. *See, e.g., The Goldman Sachs Group, Inc.* (avail. Mar. 1, 2011) (denying exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on global warming, because "the proposal focuses on the significant policy issue of global warming"). Of particular relevance here, the Staff similarly has concurred in the exclusion under Rule 14a-8(i)(7) of a proposal relating to a company's lobbying activities on a public health issue. In *Philip Morris Cos., Inc.* (avail. Jan. 3, 1996), the Staff concurred that a tobacco company could exclude a proposal requesting that the company refrain from all legislative efforts to preempt local regulations concerning the sale, distribution, use, display or promotion of cigarettes and other tobacco products and specifically noted that "the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products . . . [and], therefore, appears to deal with decisions made by the [c]ompany with respect to its business operations." The Staff had previously denied exclusion in *Philip Morris Cos., Inc.* (avail. Feb. 13, 1990) of a proposal requesting that a tobacco company "not conduct any business in tobacco or tobacco products," stating that the proposal "goes beyond the realm of the [c]ompany's ordinary business" in light of the "growing significance of the social and public policy issues attendent [*sic*] to operations involving the manufacture of tobacco related products." *See also PepsiCo, Inc.* (avail. Mar. 3, 2011) (concurring in the exclusion of a proposal requesting a report on the company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities when the supporting statement focused on the company's support of Cap and Trade climate change legislation); *General Motors Corp.* (avail. Apr. 7, 2006) (concurring in the exclusion of a proposal requesting that the company lobby for improved automobile fuel economy standards and a non-oil based transportation system).

The Proposal requests that the Company "cease funding efforts that directly or indirectly oppose any state's legislation to make pseudoephedrine a prescription drug." The Proposal's supporting statement likewise states that the Company "opposes state governments' efforts to make pseudoephedrine a prescription drug" and notes that the Company is a supporter of Consumer Healthcare Products Association, a lobbying and public relations firm that has "stymied" efforts by 23 states to make pseudoephedrine a prescription drug. Thus, even if abuse of pseudoephedrine were a significant policy issue, consistent with the foregoing precedent, the Proposal would remain excludable because it focuses on the Company's *lobbying activities and expenditures* related to pseudoephedrine. Therefore, the Proposal is properly excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Douglas K. Chia, the Company's Assistant General Counsel and Corporate Secretary, at (732) 524-3292.

Sincerely,



Elizabeth A. Ising

cc: Douglas K. Chia, Johnson & Johnson
Patricia R. Sax

101659166.5

Patricia R. Sax, Ph.D.

*** FISMA & OMB Memorandum M-07-16 ***

17 January 2014

Securities and Exchange Commission
Division of Corporation Finance
Offi8ce of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Patricia R. Sax, Securities Exchange Act of 1934 – Rule 14-8(i)(7), request by Johnson & Johnson for no-action determination

Dear Madam/Sir:

With reference to my contention that my proposal transcends the day-to-day business matters and raises policy issues so significant that it would be appropriate for a shareholder vote, I have come across a news release and a personal note to me from the Attorney General's Chief of Investigations, Mr. Kent Shaw, I want to bring to your attention. See below especially the section I have printed in bold:

State *of* California ~ Department *of* Justice

OFFICE *of the* ATTORNEY GEN

KAMALA D. HARRIS

News Release

April 26, 2011

FOR IMMEDIATE RELEASE

Contact: (415) 703-5837

Attorney General Kamala D. Harris Testifies in Support of Bills Strengthening Her Crackdown on Transnational Gangs in California

SACRAMENTO - Attorney General Kamala D. Harris today testified in a state Senate committee in support of a pair of bills that will assist her efforts to fight transnational gangs that are fueled by gun violence and the drug trade. □□One of the bills, SB 819 by Sen. Mark Leno of San Francisco, would dedicate funding to a unique California program that confiscates firearms from people legally barred from possessing them, including convicted felons and persons determined to be mentally unstable. The state Department of Justice, Bureau of Firearms estimates there are 18,615 armed prohibited persons possessing 34,708 handguns and 1,579 assault weapons in the state. □□The second bill, SB 315 by Sen. Roderick Wright of Inglewood, would make products containing pseudoephedrine - a key ingredient in the illegal manufacture of methamphetamine - available only by prescription. □□"Transnational gangs are the top emerging public safety threat to the people of California," Attorney General Harris said. "These bills will help law enforcement take guns and drugs out of the hands of gang members. This is a key step in moving toward a smart on gang crime policy." □□Sen. Leno's legislation would revise the penal code to expand the use of existing regulatory fees collected by gun dealers throughout the state to allow the state Department of Justice to confiscate unlawful firearms. The bill would not increase these fees. □□Already, agents from the Justice Department's Bureau of Firearms work extensively with local police and sheriffs to repossess thousands of weapons from people who shouldn't possess them. □□Since California in 2007 began its unique program - called "APPS" for Armed Prohibited Persons System -to identify these people and collect their weapons, more than 7,500 guns have been confiscated, an amount that would fill an Olympic-sized swimming pool. □□In a sweep begun last month, agents with the Bureau of Firearms, along with local police and sheriffs, seized more than 1,100 guns, 150,000 rounds of ammunition and two grenades. □□Last year, state agents and Fresno police took away 73 guns, including 17 unregistered assault weapons and a silencer fashioned out of a soda bottle, from a Fresno man recently released from a mental health facility who said he was preparing for Armageddon. □□Coordinated law enforcement sweeps such as the current one could quickly reduce the backlog of APPS cases, but the sweeps cost money, and there is no likelihood of new tax money. The additional funding made available under Leno's bill will allow the state to tackle the APPS backlog, provide continuing funding for the program, and make Californians safer. □□**California is at the center of the methamphetamine epidemic. It ranks first in the amount of illegal meth produced. It has more "super labs" capable of making more than 10 pounds of meth in a single day than all the other 49 states combined. Labs in California and Mexico operated by international drug cartels supply about 80 percent of the meth consumed in the United States. □□Wright's bill would make a significant impact on the meth epidemic ravaging California - and the meth labs based in this state feeding the nation's addiction. After Oregon passed legislation in 2006 requiring a prescription to purchase pseudoephedrine, the number of meth labs there dropped from 400 to 12. □□For legitimate consumers, making pseudoephedrine available only by prescription is no great loss. The drug is an active ingredient in only 14 products, and there are at least 136 other over-the-counter products that treat cold and allergy symptoms. □□Both bills are common-sense solutions in an age of severe budget crisis. Neither bill costs taxpayers anything additional and each would save money by eliminating the commission of future crimes. □□**

###

From: Kent A. Shaw, Chief
California Attorney General's Office
Department of Justice
Division of Law Enforcement
Bureau of Investigation
e-mail: kent.shaw@doj.ca.gov

Dear Dr. Sax,

I apologize for my delayed response to your email. Unfortunately, the California Attorney General's Office has strict protocols on accepting requests for and rendering legal opinions. **We have publicly made it clear we support policy returning pseudoephedrine to its prescription status in order to help curb the domestic production of methamphetamine.** Twice we sponsored such legislation that was defeated by the formidable alliance of pharmaceutical manufacturers and the well-funded trade group the Consumer Healthcare Product Association (CHPA). The danger posed by meth labs to our citizens and our environment is very real and daunting. **Sadly, it has been my experience the political policy discussions surrounding this issue often have more to do with money than facts.** I admire your tenacity and wish you success.

Thank you for taking the time to read this material.

Sincerely yours, Patricia Sax

December 30, 2013

Response to J&J no action request

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel via e-mail
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Patricia R. Sax, Securities Exchange Act of 1934 – Rule 14a-8(i)(7), request by Johnson & Johnson for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, Patricia R. Sax timely submitted to Johnson & Johnson (J&J) a stockholder proposal (the Proposal) requesting J&J to "cease funding efforts that directly or indirectly oppose any state's legislation to make pseudoephedrine [PSE] a prescription drug, and to change its formulation so that the drug is as effective as the consumer expects and is also meth resistant."

In a letter dated December 19, 2013, J&J stated that it intends to omit the Proposal from its proxy materials being prepared for the 2014 annual meeting of shareholders. J&J claims it can exclude the Proposal regarding lobbying pursuant to Rule 14a-8(i)(7) because it relates to the company's ordinary business operations, specifically lobbying related to the Company's products. J&J does not address the second part of the request regarding making its products meth resistant. J&J has not met its burden of establishing its entitlement to exclusion of my Proposal, and I respectfully request that the company's request for relief be denied. See Staff Legal Bulletin (SLB) No. 14 (July 13, 2001)("The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company").

Rule 14a-8(i)(7) allows exclusion of proposals that relate to the company's ordinary business operations. The purpose of the exclusion is to keep stockholders from micromanaging the company's day-to-day business decision making. The exclusion reflects the Commission's judgment that stockholders generally do not have sufficient information to make ordinary business decisions and that stockholder oversight of such decisions is impractical.

The ordinary business exclusion does not apply, however, to a proposal dealing with a "significant social policy issue," even if the subject matter of the proposal would otherwise be considered ordinary business. As emphasized in SLB No. 14a (July 12, 2002):

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . .

generally would not be considered to be excludable, because the **proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.** [footnote omitted]" The Division has noted many times that the presence of **widespread public debate** regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters." (emphasis added)

The Staff reemphasized the special consideration accorded proposals raising significant public policy issues in SLB No. 14c (June 28, 2005), as follows:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters . . . ."
>
> ***
>
> To the extent that a proposal and supporting statement focus on the company **minimizing or eliminating operations that may adversely affect ... the public's health,** we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7). (emphasis added)

See also SLB No. 14e (October 27, 2009) ("In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company.")

My Proposal is appropriate for a shareholder vote because it raises significant social policy issues, taking it outside of the ordinary business exclusion.

The abuse of PSE, a component of methamphetamine manufacture, is enabled and abetted by the over-the-counter availability of J&J products containing this chemical. There is no question that such abuse, and the resulting social burdens of meth addiction, is a significant social policy issue that has engendered "widespread public debate." J&J, for good reason, makes no claim to the contrary.

Further, my Proposal requests that the company minimize or eliminate activities that may "adversely affect public health", *i.e.*, lobbying against efforts by state legislatures to return PSE to prescription status. While state and local governments have been able to institute various retail-level laws intended to restrict chemicals used to manufacture methamphetamine (methamphetamine precursor laws), these laws have in general had limited effect on the availability of PSE for meth manufacture. "The only effective solution is to put the genie back in the bottle by returning pseudoephedrine to prescription-drug status. That's what Oregon did more than four years ago, enabling the state to eliminate smurfing and nearly eradicate meth labs. This is part of the reason that Oregon recently experienced the steepest decline in crime rates in the 50 states." See, http://www.nytimes.com/2010/11/16/opinion/16bovett.html?_r=0.

There has been extensive national debate on this important issue, including the extent to which lobbying by pharmaceutical companies has inhibited states from taking stronger actions to protect the public from PSE abuse. Several federal agencies have studied and published data on the issue. Some examples include:

- http://www.drugabuse.gov/publications/drugfacts/methamphetamine, National Institute on Drug Abuse, provides general information on the public health challenges posed by methamphetamine abuse.
- *www.cdc.gov/phlp/docs/pseudo-brief112013.pdf*, a 2013 publication of the Center for Disease Control (CDC) noting that legislation to make PSE a prescription drug has been introduced in 18 states, where it has presumably been the subject of industry lobbying. It has passed in only two.
- http://www.google.com/url?sa=t&rct=j&q=&esrc=s&source=web&cd=1&ved=0CCsQFjAA&url=http%3A%2F%2Fwww.cdc.gov%2Fhiv%2Fresources%2Ffactsheets%2Fpdf%2Fmeth.pdf&ei=73y9Ur_ZFKqnsQT38YDIDQ&usg=AFQjCNGNSAapK4oiMgPwJx2EzproQ29X9g&bvm=bv.58187178,d.cWc, 2007, one of many articles documenting the connection between meth abuse and HIV/AIDS, this one by the CDC.
- http://www.rand.org/pubs/monographs/MG829.html, a 2005 RAND Corporation study suggesting that the economic cost of methamphetamine use in the United States reached $23.4 billion in 2005, and may have been as high as $48.3 billion. The analysis considers a wide range of consequences due to meth use, including the burden of addiction, premature death, drug treatment, lost productivity, crime and criminal justice, health care, production and environmental hazards, and child endangerment.
- http://www.gao.gov/products/GAO-13-204, 2013, in which the Government Accountability Office found, "The prescription-only approach for PSE appears to have contributed to reductions in lab incidents with unclear impacts on consumers and limited impacts on the health care system. The implementation of prescription-only laws by Oregon and Mississippi was followed by declines in lab incidents."
- http://jama.jamanetwork.com/article.aspx?articleid=1383227&resultClick=1, a 2012 study reported in the Journal of the American Medical Association providing empirical evidence that PSE sales are correlated with the clandestine manufacture of methamphetamine.
- http://onlinelibrary.wiley.com/doi/10.1002/hec.1610/abstract, a 2012 report in Health Economics assessing the impact of methamphetamine precursor laws, and finding that these laws may cause prices to fall, purities to rise, and treatment episodes to increase.
- *http://odcp.ky.gov/NR/rdonlyres/BCB964F4-8365-4E3D-BC3D-E30A50C19930/0/MethamphetamineManufacturinginKY2010Final.pdf*, Kentucky State Police report on methamphetamine manufacturing in Kentucky, 2010, noting at p. 10 that when Oregon enacted a law requiring a prescription for PSE meth lab production dropped dramatically.
- http://www.heraldchronicle.com/?p=11648, http://www.wsoctv.com/news/news/special-reports/9-investigates-new-push-cold-meds-prescription-fig/nbtDB/, http://www.emissourian.com/news/top_stories/article_eff967a1-1073-5a7c-9bcd-

4c511b53d580.html, http://www.wvgazette.com/News/201311060290, a sampling of recent articles describing how this issue is being handled in Tennessee, North Carolina, Missouri and West Virginia, further demonstrating the widespread public nature of the debate.

Moreover, corporate lobbying itself has become a significant social policy issue, defeating application of the ordinary business exclusion, even if lobbying is often done on measures that affect a company's products. The public debate over corporate lobbying has intensified in recent years, in part due to media coverage of and commentary on corporate resistance to legislation that enjoyed public support, *e.g.*, health care reform, climate change legislation and financial industry reform. Lobbying by corporations through trade associations has been of particular concern because it is financed by corporate members whose identities may not be disclosed, allowing the companies to avoid accountability for their lobbying activities. Some corporate lobbying has come under public scrutiny because it uses third-party front groups that simulate "grassroots" citizen communications. There is concern by the public that the Supreme Court's Citizens United v. FEC decision has further empowered corporate lobbyists.

That the Proposal's subject involves the company's products does not preclude it from being deemed to raise a significant social policy issue appropriate for shareholder consideration. For example, proposals addressing tobacco marketing to minors (*Phillip Morris Companies Inc.* (Feb. 22, 1990)), or the sale of genetically-modified foods (*Kroger Co.* (April 12, 2000)), have avoided exclusion on ordinary business grounds because they implicated significant social policy issues. The more recent cases relied on by J&J are not dispositive because they deal with proposals requiring the preparation of lobbying reports. My proposal requires no such report or evaluation. It requires nothing of the company other than that it cease taking a certain lobbying position on an issue of widespread public debate affecting public health should its owners indicate they disapprove of it taking that position.

Other cases J&J relies on are questionable precedent because they pre-date the SEC's May 21, 1998, Release No. 34-40018, interpreting the ordinary business exclusion, and noting, "From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to 'social policy' proposals involving ordinary business." The evolving nature of the SEC's approach to proposals raising important social policy issues is evident in the continued issuance of SLB's, cited above, addressing the intersection of social policy and company operations. Indeed, the SLB (No. 14e) issued in 2009 declared that social policy proposals "generally will not be excludable under Rule 14a-8(i)(7)…." See, *e.g.*, *Cleco Corp.* (Jan. 26, 2012) (company's argument that proposal involved ordinary business operations did not justify exclusion where proposal related to important social policy).

Since PSE abuse and corporate lobbying are now significant social policy issues and the subject of widespread public debate, and since PSE abuse, enabled and abetted by the over-the-counter availability of J&J products, significantly affects public health, J&J should not be permitted to exclude the Proposal in reliance on the ordinary business exclusion. See, *International Business Machines Corporation* (Jan. 24, 2011). Surely, given the significance and widely debated nature of the social policy at issue, shareholders should be made aware of the position their company is taking, and should have the opportunity to indicate whether they agree it should be taking that position. Finally, since the company has failed to address that aspect of my Proposal requesting its products be made meth resistant, J&J should in particular not be permitted to exclude it.

If you have any questions or need additional information, please do not hesitate to call me at 510-465-6497. I appreciate the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Patricia R. Sax

Cc: Douglas K. Chia, Johnson & Johnson
Elizabeth A. Ising, Gibson Dunn

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

Client: 45016-01913

December 19, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Johnson & Johnson*
Shareholder Proposal of Patricia R. Sax
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Patricia R. Sax (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved:** A shareholder requests Johnson & Johnson, through its Board of Directors or otherwise, to cease funding efforts that directly or indirectly oppose any state's legislation to make pseudoephedrine a prescription drug, and to change its formulation so that the drug is as effective as the consumer expects and is also meth resistant.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Related To The Company's Ordinary Business Operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations—in particular, lobbying activities that relate to the Company's products.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that relates to its "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and it identified two central considerations that underlie this policy. As relevant here, one of these considerations was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Staff consistently has concurred that shareholder proposals directed at lobbying activities related to a company's products are excludable pursuant to Rule 14a-8(i)(7). For example, in *Bristol-Myers Squibb Co. (AFL-CIO Reserve Fund)* (avail. Feb. 17, 2009), a proposal requested that the company's board prepare a report regarding the company's lobbying activities and expenses relating to Medicare Prescription Drug Plans (Part D). The company noted in its no-action request that the company's pharmaceuticals segment manufactured and sold numerous company products covered by Medicare Prescription Drug Plans (Part D). In concurring that the proposal could be excluded under Rule 14a-8(i)(7), the Staff noted that the proposal "relat[es] to [the company's] ordinary business operations (i.e., lobbying activities concerning its products)." *See also Abbott Laboratories* (avail. Feb. 11, 2009) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on the company's lobbying activities and expenses relating to Medicare Prescription Drug Plans (Part D) because the proposal "relat[ed] to Abbott's ordinary business operations (i.e. lobbying activities concerning its products)"); *General Motors Corp.* (avail. Mar. 17, 1993) (concurring in the exclusion under Rule 14a-8(c)(7) of a proposal to require an automobile manufacturer to cease lobbying to influence legislation dealing with automobile fuel economy standards, because "the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products").

The Staff also has concurred with exclusion on this basis even when shareholder proposals targeted lobbying on potentially controversial subjects. For example, in *General Electric Co. (Flowers)* (avail. Jan. 29, 1997), the Staff concurred with the exclusion under Rule 14a-8(c)(7) of a proposal seeking to prohibit the company's board from using company funds to oppose citizen ballot initiatives, including initiatives related to the company's nuclear reactor products, because "the proposal is directed at matters relating to the conduct of the [c]ompany's ordinary business operations (i.e., lobbying activities which relate to the [c]ompany's products)." Similarly, in *Philip Morris Cos., Inc.* (avail. Jan. 3, 1996), a company was asked to "refrain from any and all legislative efforts to preempt local ordinances or rules" regarding tobacco products. The company described such legislation as "go[ing] to the heart of the ordinary course of the distribution and sale of the Company's products." In concurring in the proposal's exclusion under former Rule 14a-8(c)(7), the Staff noted that "the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products."

Like the proposals in *Bristol-Myers Squibb* and the other Staff precedent cited above, the Proposal focuses on lobbying activities related to the Company's products. Specifically, the

Proposal requests the Company to "cease funding efforts that directly or indirectly oppose any state's legislation to make pseudoephedrine a prescription drug." Pseudoephedrine is the active ingredient in the Company's family of SUDAFED® cold, flu and allergy products, which relieve nasal or sinus congestion. Thus, pseudoephedrine is directly related to the Company's products, and decisions by the Company regarding lobbying activities related to pseudoephedrine are ordinary business matters. The Proposal resembles the proposal in *General Electric* because it also seeks to restrict spending on specific Company efforts related to the Company's products. In addition, because it seeks to curtail lobbying efforts, the Proposal also is similar to the shareholder proposal that was excluded in *Philip Morris*, which would have required the company to "refrain from any and all legislative efforts to preempt local ordinances or rules" regarding its products.

We recognize that the Staff has not concurred with the exclusion of shareholder proposals that addressed a company's lobbying activities generally, as opposed to a company's lobbying activities that relate to the company's products.[1] For example, in *Devon Energy Corp.* (avail. Mar. 27, 2012), the shareholder proposal requested a report on the policies, procedures, and expenditures regarding direct and indirect lobbying and grassroots lobbying at federal, state, and local levels. According to the Staff, this proposal was not excludable because it focused on the company's "general political activities." The Proposal is distinguishable from the proposal in *Devon Energy* because that proposal sought a report on the company's lobbying efforts generally, whereas the Proposal focuses specifically on the Company's lobbying efforts regarding pseudoephedrine, the active ingredient in several of the Company's products. *See also Archer-Daniels-Midland Co.* (avail. Aug. 18, 2010) (declining to concur in the exclusion under Rule 14a-8(i)(7) of a proposal requesting a policy

---

[1] An analogous position is reflected in numerous no-action letters addressing proposals on corporate charitable giving. In that context, the Staff has recognized a distinction under Rule 14a-8(i)(7) between shareholder proposals that address a company's general policies toward charitable giving, which the Staff has concluded are not excludable, and proposals that focus on charitable giving to particular types of organizations, which the Staff has concluded are excludable. *Compare Wyeth* (avail. Jan. 23, 2004) (declining to concur in the exclusion of a proposal asking the company to refrain from making charitable contributions where the supporting statement did not focus on giving to a particular type of charitable organization) *to PG&E Corp.* (avail. Feb. 23, 2011) (concurring with the exclusion of a proposal requesting that the company "remain neutral in any activity relating to the definition of marriage" because it related to contributions to specific types of organizations).

prohibiting the use of corporate funds for any political election or campaign purposes because it focused primarily on the company's general political activities).

Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) because it asks the Company to cease lobbying activities regarding an ingredient in the Company's family of SUDAFED® cold, flu and allergy products. In this regard, the Proposal concerns the Company's lobbying activities related to the Company's products, which is an area of ordinary business for the Company.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Douglas K. Chia, the Company's Assistant General Counsel and Corporate Secretary, at (732) 524-3292.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Douglas K. Chia, Johnson & Johnson
Patricia R. Sax

101637263.11

GIBSON DUNN

EXHIBIT A

RECEIVED
OCT 29 2013
D. Chia

Patricia R. Sax. Ph.D.

*** FISMA & OMB Memorandum M-07-16 ***

24 October 2013

Mr. Douglas K. Cia, Secretary
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Chia,

I wish to have my proposal included in the Proxy Statement for the next annual meeting. I have attached a copy of this proposal and a copy of a record of my ownership of Johnson & Johnson stock, which I obtained from my broker at Merrill Lynch. Please let me know if the proposal is not in the appropriate form. Also please let me know if I need to attend the annual meeting to have my proposal included.

Thank you.

Sincerely yours,



Patricia R. Sax

JOHNSON & JOHNSON
SHAREHOLDER PROPOSAL REGARDING PSEUDOEPHEDRINE

According to its 2013 Annual Report, "As a leader in the healthcare industry, Johnson & Johnson is committed to supporting the development of sound public policy in health care." Yet the company opposes state governments' efforts to make pseudoephedrine a prescription drug, as it was until 1976. Since Oregon and Mississippi removed this drug from the over-the-counter category, methamphetamine production in those states has fallen by 96% and 99.5%, respectively. As a result, there has been an 81% decline in drug-endangered children and children four and under are no longer dying as meth lab victims.

The other 23 states that have tried to pass similar legislation have been stymied by the efforts of the Consumer Healthcare Products Association (CHPA), a lobbying and public relations firm. Johnson & Johnson is one of the biggest supporters of this organization.

Drug companies earn about $605 million a year on the sale of pseudoephedrine. The failure properly to regulate these sales costs society much more. A 2009 study by the Rand Corporation concluded that methamphetamine abuse costs the nation between $16 and $48 billion annually. These billions are mainly paid by the public for jails, hospitals, police and foster homes to address the consequences of methamphetamine abuse. Since drug companies that benefit from these sales are not paying for the negative health and social impacts of their product, the public is in this sense subsidizing their operations.

As a stockholder I am appalled that my company chooses to make money at the cost of children burned and dying, addicts creating havoc, crimes, domestic abuse and ruined health. Mississippi and Oregon have shown that making pseudoephedrine available by prescription only substantially mitigates the terrible byproducts of methamphetamine abuse. Johnson & Johnson's support for efforts to defeat this sensible legislation is not the "love" it advertises; it truly tarnishes the image of Johnson & Johnson.

Two small pharmaceutical companies, Westport Pharmaceutical and Acura Pharmaceutical, have approached the problem of meth abuse by formulating medications that allow the normal release of pseudoephedrine when the product is used as directed, but make it next to impossible for meth labs to extract it and turn it into methamphetamine. It may be that Johnson & Johnson could adopt a similar approach as an alternative to the prescription option.

Resolved: A shareholder requests Johnson & Johnson, through its Board of Directors or otherwise, to cease funding efforts that directly or indirectly oppose any state's legislation to make pseudoephedrine a prescription drug, and to change its formulation so that the drug is as effective as the consumer expects and is also meth resistant.



Bank of America Corporation

Global Private Wealth Management
1331 North California Blvd., STE 700
Walnut Creek, CA 94596

Tel: 925 945 4888
Fax: 510 269 4744

E-mail: Lynda.Dyer@ML.com

Tuesday, October 15, 2013

Patricia Sax

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 *** RE: Patricia Sax IRA

Dear Pat,

This letter is to confirm that as of market close on Monday, October 14, 2013 you hold 200 shares of Johnson & Johnson (JNJ) common stock.

These shares were purchased in three lots:

- 23 shares of April 7, 2006
- 73 shares on April 3, 2009
- 104 shares on July 1, 2010

Please feel free to contact your Financial Advisor, Jeff Courtemanche at (925) 945-4885, should you have any further questions.

Sincerely,



Lynda-Lee Dyer
Administrative Manager
East Bay Complex

Pages 24 through 28 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***



DOUGLAS K. CHIA
ASSISTANT GENERAL COUNSEL
CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-3292
FAX: (732) 524-2185
DCHIA@ITS.JNJ.COM

November 5, 2013

VIA FEDEX

Patricia R. Sax, Ph.D.

*** FISMA & OMB Memorandum M-07-16 ***

Dear Dr. Sax:

This letter acknowledges receipt by Johnson & Johnson (the "Company") on October 29, 2013 of the shareholder proposal submitted by you regarding Pseudoephedrine under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Rule"), for consideration at the Company's 2014 Annual Meeting of Shareholders (the "Proposal"). Please be advised that you must comply with all aspects of the Rule with respect to your shareholder proposal. The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Paragraph (b) of the Rule provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The proof of ownership letter that you provided is insufficient because (1) it confirms ownership as of a point in time, October 14, 2013, rather than demonstrating continuous ownership over the one-year period preceding, and including, the date the Proposal was submitted; and (2) the date as of which it confirms ownership is prior to October 23, 2013, the date you submitted the Proposal. Similarly, pursuant to SEC staff guidance, the additional documents accompanying your Proposal, regarding unrealized gain/loss information, do not sufficiently demonstrate your continuous ownership of the securities. To remedy these defects, you must furnish to us, within 14 days of your receipt of this letter, a new proof of ownership letter verifying that you continuously held at least $2,000 in market value, or 1%, of Johnson & Johnson securities entitled to be voted on the Proposal at the 2014 Annual Meeting for at least the one-year period preceding, and including, October 23, 2013, the date you submitted the Proposal, as required by paragraph (b)(1) of the Rule.

As explained in paragraph (b) of the Rule and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for at least the one-year period preceding, and including, October 23, 2013, the date the Proposal was submitted; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for at least the one-year period preceding, and including, October 23, 2013, the date the Proposal was submitted.

If you plan to use a written statement from the "record" holder of your shares as your proof of ownership, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a security depository. (DTC is also known through the account name of Cede & Co.) Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. You can confirm whether a particular broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Shareholders need to obtain proof of ownership from the DTC participant through which their securities are held, as follows:

- If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for at least the one-year period preceding, and including, October 23, 2013, the date the Proposal was submitted.

- If your broker or bank is not on the DTC participant list, you will need to obtain a written statement from the DTC participant through which your shares are held verifying that you continuously held the requisite number of Company shares for at least the one-year period preceding, and including, October 23, 2013, the date the Proposal was submitted. You should be able to find who this DTC participant is by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding, and including, October 23, 2013, the required amount of securities was continuously held – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming your broker or bank's ownership.

In addition, under paragraph (b)(2) of the Rule, a shareholder wishing to submit a shareholder proposal must provide the company with a written statement that the shareholder intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on. In order to satisfy this requirement, you must confirm to us in a written statement, within 14 days of your receipt of this letter, that you intend to continue to hold the securities through April 24, 2014, the date of the Annual Meeting.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Corporate Secretary. Alternatively, you may send your response to me via facsimile at (732) 524-2185. For your convenience, copies of the Rule and SEC Staff Legal Bulletin No. 14F are enclosed.

Finally, you asked in your cover letter that we let you know if you need to attend the Annual Meeting to have your proposal included. Note that paragraph (h) of the Rule addresses this as follows:

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) *If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.*

You should feel free to contact either my colleague, Jean Martinez, at (732) 524-5749 or me at (732) 524-3292 if you wish to discuss the Proposal or have any questions or concerns that we can help to address.

Very truly yours,



Douglas K. Chia

cc: J. Martinez, Esq.

Enclosures

Patricia R. Sax, Ph.D.

*** FISMA & OMB Memorandum M-07-16 ***

November 8, 2013

Mr. Douglas K. Chia
Corporate Secretary
Johnson & Johnson
1 Johnson & Johnson Plaza
New Brunswick, NJ 08933-0026

Dear Mr. Chia,

Enclosed please find the letter from Merrill Lynch advising that I have had continuous ownership of more than $2,000 worth of J&J stock for several years. You have my word that I will not be selling any of this stock until at least after the 2014 annual meeting. Additionally please note that I will be at that meeting

I hope this information is sufficient for you to authorize the inclusion of my proposal in the material sent to stockholders for their votes at that meeting.

Thank you.

Sincerely yours,



Patricia R. Sax


Merrill Lynch
Wealth Management

Bank of America Corporation

Global Private Wealth Management
1331 North California Blvd., STE 700
Walnut Creek, CA 94596

Tel: 925 945 4888
Fax: 510 269 4744

E-mail: Lynda.Dyer@ML.com

Thursday, November 07, 2013

Patricia Sax

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum RE: Patricia Sax IRA

Dear Pat,

This letter is to confirm that as of market close on Wednesday, November 6, 2013 you hold 200 shares of Johnson & Johnson (JNJ) common stock.

These shares were purchased in three lots:
- 23 shares of April 7, 2006
- 73 shares on April 3, 2009
- 104 shares on July 1, 2010

All of these shares have been held continuously since the purchase date above.

Please feel free to contact your Financial Advisor, Jeff Courtemanche at (925) 945-4885, should you have any further questions.

Sincerely,

Lynda-Lee Dyer
Administrative Manager
East Bay Complex

From: Chia, Douglas [JJCUS] [mailto:DChia@its.jnj.com]
Sent: Wednesday, November 27, 2013 12:49 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Johnson & Johnson

Dr. Sax:

I am trying to set up the call for Monday at 1:00 p.m., Pacific time, that we discussed and will let you know the exact time and call-in details once I have our people confirmed. In the meantime, regarding your question about how much J&J contributes to the CHPA, we disclose on our website each year a list of trade associations to which J&J contributes over $75,000. CHPA is one of those associations. An excerpt of the relevant page of the J&J website is as follows:

Our Participation with Trade and Policy Development Organizations

Johnson & Johnson is committed to supporting the development of sound public policy in health care. We work with many organizations across the political spectrum on a variety of policy issues related to health and other topics that impact patients, consumers, and our Company. In the U.S. and elsewhere, this means engaging with stakeholders, policy experts, and others to develop well-considered policies that reflect diverse perspectives.

We are a member of trade associations that advocate for our industry and free enterprise, and we financially support several policy development organizations and think tanks whose purpose is to, among other civic activities, write policy position papers or model legislation. While we express our views to organizations with which we work, we may not align with or support every public position each of these broad-based groups takes.

Johnson & Johnson does not currently make direct expenditures towards U.S. federal grassroots lobbying communication to the general public.

For a list of some of our major U.S. trade association memberships, click here.

The full page that discusses our political contributions can be found here. The address for the home page of our corporate website is www.jnj.com.

I look forward to speaking with you again soon. Happy Thanksgiving.

Kind regards,

Douglas K. Chia
Assistant General Counsel & Corporate Secretary

Johnson & Johnson

One Johnson & Johnson Plaza
New Brunswick, NJ 08933 USA
T: +1 732 524 3292
F: +1 732 524 2185
dchia@its.jnj.com
http://www.jnj.com